601 Lexington Avenue New York, New York 10022
Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

July 7, 2014

Via EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Townsquare Media, LLC Registration Statement on Form S-1 Filed on June 24, 2014 File No. 333-197002

Dear Mr. Spirgel:

On behalf of Townsquare Media, LLC, a Delaware limited liability company (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 3, 2014, to Stuart Rosenstein, Executive Vice President, Chief Financial Officer and Secretary of the Company, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

Reliable and Substantial Cash Flow Generation, pages 8 and 79

1.	Staff’s Comment: We note your response to comment 8 of letter dated June 19, 2014. As you state on page iii, Adjusted EBITDA excluding duplicative corporate expenses does not reflect your interest expense, or the cash requirements necessary to service interest or

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

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principal payments, on your debt. Please explain to us why you believe it is appropriate to use this operating metric to illustrate your cash flow rather than cash flows from operations or some other liquidity metric.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 8 and 81 to remove the reference to Adjusted EBITDA excluding duplicative corporate expenses and to represent capital expenditures and cash tax expenses together as a percentage of cash flow from operations during the year ended December 31, 2013.

2.	Staff’s Comment: We note your response to comment 9. We continue to believe that disclosure regarding your net cash flows provided by operating activities is important to provide context. We note that pursuant to your disclosure on pages 62 and 63 cash generated by operations increased from $26.5 million in 2012 to $27.6 million in 2013 and from $2.5 million in the three month ended March 31, 2013 to $5.3 million in the three months ended March 31, 2014.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 8 and 81 to include capital expenditures and cash tax expenses together as a percentage of cash flow from operations during the year ended December 31, 2013.

3.	Staff’s Comment: We note your response to comment 10 and that you present and reconcile Free Cash Flow as a non-GAAP measure of performance on page 16 through 18. In the third paragraph of page 8 and the last paragraph of page 79 Free Cash Flow appears to be characterized and used as a non-GAAP measure of liquidity. If you use Free Cash Flow for only a measure of operating performance, please clarify your disclosure to consistently reflect your use of Free Cash Flow as a non-GAAP measure of performance throughout the document. If you also use Free Cash Flow as a measure of liquidity, please reconcile such measure to cash flows from operating activities. In addition, please refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

Response: In response to the Staff’s comment, the Company confirms that it uses Free Cash Flow only as a measure of operating performance. Accordingly, the Company has revised the disclosures on pages 8 and 81 to remove the references to Free Cash Flow.

4.	Staff’s Comment: In the risk factor ”Our substantial indebtedness could have an adverse impact on us” on page 30, you disclose that, as of March 31, 2014, you had $645.0 million of outstanding indebtedness with annual debt service requirements of approximately $46.4 million. On page 64 under “Post-Offering Liquidity and Capital Resources,” you disclose that, giving effect to the offering and resulting reduction in your outstanding long term debt, you expect cash interest expense to decrease by $4.8 million annually. Please discuss here, in the risk factor on page 30 and in the disclosure on page 64 the ability of the company to meet its debt service requirements through cash generated by its operating activities by disclosing the extent to which it has been able to

July 7, 2014

do so in the last two fiscal years and most recent interim period and its expectations going forward.

Response: In response to the Staff’s comment, the Company has included in the disclosures in the risk factor on page 31 and on page 66 under “Post-Offering Liquidity and Capital Resources” that for the years ended December 31, 2012 and 2013 and for the three months ended March 31, 2014, the Company has serviced its debt obligations solely from funds generated from operating activities and has not drawn any amount on its outstanding revolving credit facility and that the Company believes that cash on hand, together with cash generated by operating activities, will be sufficient to service its debt obligations in the future.

Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data, page 15

5.	Staff’s Comment: Please recharacterize the non-GAAP measure “Contribution” to provide a more accurate and reflective caption for this item. In addition, describe in more detail how you use “Contribution” to analyze your operating results. Further, include a reconciliation of this non-GAAP measure directly to net income.

Response: In response to the Staff’s comment, the Company has recharacterized the non-GAAP measure “Contribution” to “Direct Profit” throughout Amendment No. 1 and has included on page 18 a reconciliation of this non-GAAP measure to net income. The Company respectfully advises the Staff that it believes the term “Direct Profit” to be an accurate and reflective caption for this term and that investors are familiar with the term.

6.	Staff’s Comment: Please refer footnote (2) on page 17. You disclose that “Adjusted EBITDA is defined as Contribution less corporate expenses.” Revise the reconciliation to begin with the total “Contribution” amount to arrive at “Adjusted EBITDA.”

Response: The Company acknowledges the Staff’s comment and has revised the reconciliation on page 18 to begin with the total “Direct Profit” to arrive at “Adjusted EBITDA.”

Risk Factors, page 20

Our substantial indebtedness could have an adverse impact on us, page 30

7.	Staff’s Comment: We reissue comment 12. Please disclose your annual debt service as a percentage of net cash flows provided by operating activities. As stated above, it appears that your cash generated by operations did not increase significantly as a result of your recent acquisitions.

July 7, 2014

Response: The Company acknowledges the Staff’s comment and has revised the risk factor on page 30 to include the debt service for the year ended December 31, 2013 as a percentage of cash flow from operating activities.

Use of Proceeds, page 40

8.	Staff’s Comment: Please quantify the principal amount of your 10% Senior PIK Notes due 2019, principal amount of term loans under your Secured Credit Facility, and related fees and expenses that you intend repay with the offering proceeds. Disclose the amount of cash on hand you intend to use together with the offering proceeds to repay your 10% Senior PIK Notes due 2019. Also disclose the total outstanding principal amount of your 10% Senior PIK Notes due 2019 and the total outstanding principal amount of your term loans under your Senior Credit Facility

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 40 to remove the reference to “cash on hand” and to include the amount of fees and expenses that the Company intends to repay with the offering proceeds and the total amounts outstanding on the Company’s 10% Senior PIK Notes due 2019 and the term loans under the Company’s Senior Secured Credit Facility.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 47

9.	Staff’s Comment: We note that you have revised your pro forma information for the year ended December 31, 2013 to include the pro forma effects of the use of the offering proceeds. As it appears that similar pro adjustment could be material for the three months ended March 31, 2014, please either revise to include the pro forma interim information required by Rule 11-02(C)(1) and (2) of Regulation S-X, or explain to us how the “transactions” would have had no material impact on your financial position and results as of the latest balance sheet date.

Response: The Company acknowledges the Staff’s comment and has included its unaudited pro forma condensed consolidated income statement for the three months ended March 31, 2014 and the related notes thereto.

Unaudited Pro Forma Condensed Consolidated Income Statement For the Year Ended December 31, 2013, page 48

10.	Staff’s Comment: Please revise and omit for your pro forma presentation the information related to the non-GAAP measure “contribution” as required by Item 10(e)(1)(ii)(D) of Regulation S-K.

July 7, 2014

Response: In response to the Staff’s comment, the Company has revised the pro forma presentation on page 50 to remove the reference to “Contribution.”

Notes to Unaudited Fro Forma Condensed Consolidated Income Statements, page 49

11.	Staff’s Comment: We note from the third paragraph of page 64 that you intend to use approximately $113.3 million of offering proceeds to repay all of your Senior PIK Notes and much of your Incremental Term Loans. We also deduce that you plan to use approximately $47 million of cash on hand to further reduce the balance of your Incremental Term Loans. Please revise this pro forma adjustment to disaggregate the effect of any reduction of Incremental Term Loans and Senior PIK Notes due to use of cash on hand from the effect of the planned use of the offering proceeds.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66 under “Post-Offering Liquidity and Capital Resources” to remove the reference to “cash on hand” and has revised the pro forma adjustments on page 51 to remove the effects of any reduction of incremental term loans and Senior PIK Notes due to use of cash on hand.

12.	Staff’s Comment: Further, it is unclear to us why it is appropriate to reduce pro forma interest expense to give effect to an intended or contemplated use of cash on hand to payoff your Incremental Term Loans and Senior PIK Notes. Please clarify and tell us how this pro forma adjustment meets each of the criteria of Rules 11-02(b)(6)(i),(ii) and (iii) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the pro forma adjustments on page 51 to remove the effects of any reduction of incremental term loans and Senior PIK Notes due to use of cash on hand.

Management’s Discussion and Analysis

Consolidated Results of Operations, page 55

13.	Staff’s Comment: Please describe and quantify the impact on net income of the accrual and subsequent reversal of legal fees related to the Brill lawsuit.

Response: The Company respectfully advises the staff that, as noted in the Company’s disclosure of reasons for the changes in its corporate expense category, for the year ended December 31, 2013, the Company recorded a $2.1 million reversal of its litigation accrual as a result of the lawsuit brought against Alan Brill being dismissed. This had the effect of increasing net income by this amount as the litigation accrual, which was established in 2010, was no longer required.

July 7, 2014

Liquidity and Capital Resources, page 62

14.	Staff’s Comment: We reissue comment 21. Please disclose the percentage of net cash flows generated by operating activities that must be dedicated to debt service, both principal and interest.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64 to include the percentage of net cash flows generated by operating activities that must be dedicated to debt service.

Note 3. Business Acquisitions, page F-17

15.	Staff’s Comment: We note that you allocated $1.4 million of the Cumulus I purchase price to other intangibles-advertising relationships. In light of how important local advertising is to your operations, tell us the specific factors you considered in concluding that the fair value of the acquired advertising relationships was $1.4 million.

Response: The Company respectfully advises the staff that, based upon the report from the third party independent valuation specialist that assisted management with this valuation, the cost approach, which assumes a prudent buyer will not pay more for an asset than the cost to acquire or rebuild a similar or substitute asset of equivalent utility, was utilized. In applying the cost approach to value, replacement costs and/or reproduction costs are determined.

The following represents the assumptions necessary to rebuild the Advertising Relationships:

•	20 hours per new Advertising Relationship acquired.
•	Existing Relationships of between 600 and 900 for each acquired Market, depending on the total size.
•	Cost per hour of account executives including benefits of $10.52.

July 7, 2014

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Christopher Kitchen at (212) 446-4988.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff, Esq.

cc:	Mr. Stuart Rosenstein